Filed by: TCW ETF Trust
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: TCW Funds, Inc.
SEC File Nos. 811-07170 and 033-52272

Q&A: TCW FUNDS, INC.

TCW Artificial Intelligence Equity Fund

TCW New America Premier Equities Fund

(each, a “Target Fund”)

PROPOSED CONVERSION TO EXCHANGE-TRADED FUNDS (“ETFs”)

I understand that each Target Fund is seeking shareholder approval to convert to an ETF. What can you tell me?

TCW Investment Management Company LLC (the “Adviser”) announced that the Board of Directors (the “Target Fund Board”) of TCW Funds, Inc. (the “Corporation”) has approved, on behalf of the Target Funds, plans to seek shareholder approval to convert each Target Fund, which is currently operated as a mutual fund, into an ETF through a reorganization with and into the corresponding acquiring fund indicated below (each, an “Acquiring Fund”) (each, a “Reorganization”).

Proposal	Target Fund		Acquiring Fund
1	TCW Artificial Intelligence Equity Fund	→	TCW Artificial Intelligence ETF
2	TCW New America Premier Equities Fund	→	TCW Compounders ETF

Each Acquiring Fund is a newly organized series of TCW ETF Trust (“ETF Trust”) and currently has no assets or liabilities. Each Acquiring Fund was created specifically in connection with the applicable Reorganization for the purpose of acquiring the assets and assuming the liabilities of the corresponding Target Fund and will not commence operations until the closing date of the Reorganization.

Subject to shareholder approval, each Reorganization will be accomplished in accordance with the Agreement and Plan of Reorganization (the “Plan”) between the Corporation, on behalf of each Target Fund, ETF Trust, on behalf of each Acquiring Fund, and the Adviser (solely with respect to Section 9.2 of the Plan). Among other things, the Plan provides for: (1) the acquisition of the assets and the assumption of the liabilities of each Target Fund by the applicable Acquiring Fund in exchange for shares of that Acquiring Fund of equal value to the net assets of the Target Fund being acquired (“Acquiring Fund Shares”); (2) the pro rata distribution of such Acquiring Fund Shares to the shareholders of the applicable Target Fund, and (3) the complete liquidation of each Target Fund, all upon the terms and conditions set forth in the Plan.

What are some features of ETFs that differ from mutual funds?

The following are some unique features of ETFs that differ from mutual funds:

■	Sales of ETF Shares on an Exchange throughout the Day. ETFs provide shareholders with the opportunity to purchase and sell shares throughout the day at market-determined prices, instead of being required to wait to make a purchase or a redemption at the next calculated net asset value (“NAV”) per share at the end of the trading day. This means that when a shareholder decides to purchase or sell shares of the ETF, the shareholder can act on that decision immediately by contacting the shareholder’s broker to execute the trade. The market price of the ETF may be higher or lower than the then-current pro rata value of the ETF’s net assets and may be higher or lower than the ETF’s next calculated NAV at the close of the trading day.

■	Sales only through a Broker. While a mutual fund’s shares may be directly purchased or redeemed from the fund at NAV, individual shares of ETFs, like the Acquiring Funds, may only be purchased and sold on a stock exchange through a broker at market prices. Shares of an Acquiring Fund may be purchased or redeemed directly from the Acquiring Fund only in large blocks of shares (“Creation Units”) (typically 20,000 shares or more or multiples thereof), and only an authorized participant (“Authorized Participant”) may engage in purchase or redemption transactions directly with the Acquiring Fund. Once created, shares of an Acquiring Fund may be purchased and sold through a broker at market prices. When buying and selling shares through a financial intermediary, a shareholder may incur brokerage or other charges determined by the financial intermediary, although ETFs trade with no transaction fees (NTF) on many platforms. In addition, a shareholder of an ETF, such as each Acquiring Fund, may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”). Because ETF shares trade at market prices rather than at NAV, shares of an ETF may trade at a price less than (discount) or greater than (premium) the then-current pro rata value of an Acquiring Fund’s net assets. The trading prices of an ETF’s shares in the secondary market will fluctuate continuously throughout trading hours based on the supply and demand for the ETF’s shares and shares of the underlying securities held by the ETF, economic conditions and other factors.

■	Tax Efficiency. In a mutual fund, when portfolio securities are sold, including in order to rebalance holdings or to raise cash for redemptions, the sale can create capital gains that impact all taxable shareholders of the mutual fund. In contrast, many ETFs create and redeem their shares in kind. ETFs typically do not recognize capital gain on in-kind distributions in redemption of their shares, which enables them to distribute appreciated securities to redeeming shareholders without recognizing gain on those securities. Thus, an ETF’s in-kind redemptions generally do not result in taxable distributions for its non-redeeming shareholders. Instead, non-redeeming ETF shareholders in an ETF that creates and redeems its shares in kind may recognize capital gains with respect to their ETF shares when they sell their ETF shares. The Acquiring Funds will issue and redeem shares at NAV only with Authorized Participants and only in Creation Units. Creation Units are issued and redeemed for cash and/or in-kind for securities.

■	Transparency. Currently, each Target Fund only provides periodic disclosure of its complete portfolio holdings (typically quarterly on a 60-day lag). Each Acquiring Fund will be a transparent ETF that operates with full transparency for its portfolio holdings. Following the Reorganizations, the Acquiring Funds, like other transparent ETFs, will make their portfolio holdings public each day. This holdings information, along with other information about the Acquiring Funds, will be available on the Acquiring Funds’ website at https://etf.tcw.com/.

■	Single Share Class. A mutual fund, like the Target Funds, may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Funds do not issue multiple classes of shares.

What is the Target Fund Board’s recommendation regarding the Reorganizations?

The Target Fund Board unanimously recommended that shareholders of the Target Funds vote FOR each Reorganization. At a meeting held on January 9, 2024, the Target Fund Board, on behalf of each Target Fund, considered the proposal to reorganize each Target Fund with and into the corresponding Acquiring Fund, unanimously approved the Plan, and voted to recommend that shareholders of each Target Fund vote to approve each Reorganization. The Target Fund Board, including the Directors who are not “interested persons” as defined in the 1940 Act of the Corporation, have determined that participation in the Reorganizations is in the best interests of each Target Fund. The Target Fund Board also concluded that no dilution in value would result to the shareholders of a Target Fund as a result of the Reorganizations.

Each Reorganization was also reviewed by the Board of Trustees of ETF Trust (the “Acquiring Fund Board”). At a special meeting of the Acquiring Fund Board on January 9, 2024, the Acquiring Fund Board considered the Reorganization of each Target Fund into the corresponding Acquiring Fund and determined that participation by each Acquiring Fund in its Reorganization was in the best interests of the Acquiring Fund and that the interests of existing shareholders of the Acquiring Fund would not be diluted as a result of the Reorganization.

What will happen if shareholders approve the Reorganizations?

If a Target Fund’s shareholders vote to approve the Reorganization and the closing conditions of the applicable Reorganization under the Plan are satisfied or waived, then shareholders of that Target Fund will become shareholders of the corresponding Acquiring Fund in late March 2024 and will no longer be shareholders of the Target Fund. Shareholders of the Target Fund will receive shares of the corresponding Acquiring Fund with an equivalent aggregate NAV of the Acquiring Fund. The consummation of each Reorganization is not contingent upon approval of the other Reorganization.

In particular, the Plan provides that (1) the assets of each Target Fund will be acquired by the corresponding Acquiring Fund and the liabilities of each Target Fund will be assumed by the corresponding Acquiring Fund in exchange for Acquiring Fund Shares of equal value to the net assets of the Target Fund being acquired; and (2) the Acquiring Fund Shares received by the applicable Target Fund in the exchange will then be distributed pro rata to shareholders of that Target Fund. After the Acquiring Fund Shares are distributed to the applicable Target Fund’s shareholders, that Target Fund will be completely liquidated. The Plan also provides that Class N shares of the applicable Target Fund will be converted into Class I shares with the same aggregate NAV (without a contingent deferred sales charge or other charge) prior to the Reorganization. Following such conversion but prior to the closing of the Reorganizations, each Target Fund shall redeem all fractional shares of the Target Fund outstanding on the records of the Target Fund’s transfer agent.

How will the Reorganizations affect me as a shareholder?

If a Reorganization is completed with respect to your Target Fund, you will cease to be a shareholder of that Target Fund and will become a shareholder of the corresponding Acquiring Fund. Upon completion of a Reorganization, Target Fund shareholders will own shares of the corresponding Acquiring Fund having an aggregate NAV equal to the aggregate NAV of the shares of such Target Fund that were owned when the Reorganizations happened. Shares of an Acquiring Fund will be transferred to a shareholder’s brokerage account. For Target Fund shareholders that hold Target Fund shares through accounts that are not permitted to hold a corresponding Acquiring Fund’s shares, such Acquiring Fund shares may be held by a transfer agent of the applicable Acquiring Fund as agent for and for the account and benefit of such Target Fund shareholders for one year, after which they will be liquidated and proceeds sent to such Target Fund shareholders. For more information about the brokerage account needed to hold shares of an Acquiring Fund, see “What do I need to do to prepare for the Reorganizations?” below. Shares of an Acquiring Fund are not issued in fractional shares. As a result, the applicable Target Fund will redeem any fractional shares held by shareholders at NAV immediately prior to the Reorganizations. Such redemption will result in a cash payment, which will be a taxable sale of shares for shareholders who hold fractional shares in a taxable account. Shareholders should consult their tax advisors to determine the effect of the redemption of fractional shares.

After the Reorganizations, individual shares of each Acquiring Fund may only be purchased and sold on Cboe BZX Exchange, Inc., other national securities exchanges, electronic crossing networks and other alternative trading systems. Should a former Target Fund shareholder decide to purchase or sell shares in an Acquiring Fund after a Reorganization, the shareholder will need to place a trade through a broker who will execute the trade on an exchange at prevailing market prices. Because Acquiring Fund Shares trade at market prices rather than at NAV, Acquiring Fund Shares may trade at a price less than (discount) or greater than (premium) the then-current pro rata value of an Acquiring Fund’s net assets. As with all ETFs, your broker may charge a commission for purchase and sale transactions, although ETFs trade with no transaction fees (NTF) on many platforms. In addition, it is the ETF Trust’s understanding that the brokerage account statements that Acquiring Fund shareholders will receive from financial intermediaries following the Reorganizations will provide information on the market price of the applicable Acquiring Fund’s shares and not the NAV per share of such Acquiring Fund as would be the case for a mutual fund.

Will the Reorganizations affect the way my investments are managed?

It depends on the Reorganization. With respect to the Artificial Intelligence Reorganization, TCW Artificial Intelligence ETF, which seeks to invest in the companies that the Adviser believes will benefit from the artificial intelligence transformation, will be managed using a substantially similar investment objective and principal investment strategies as the TCW Artificial Intelligence Fund, except that, among other things, the TCW Artificial Intelligence ETF, unlike TCW Artificial Intelligence Fund, is non-diversified, which means that it will generally invest a greater proportion of its assets in the securities of one or more issuers and may invest overall in a smaller number of issues than a diversified fund. As a result, the TCW Artificial Intelligence ETF may be more sensitive to any single economic, political or regulatory event than a diversified fund because a higher percentage of the Acquiring Fund’s assets may be invested in the securities of a limited number of issuers. The Adviser does not expect that the differences discussed above will result in any significant changes to the management of the Acquiring Fund in the near term.

With respect to the Compounders Reorganization, the TCW Compounders ETF will be managed using an investment objective similar to that of TCW New America Fund but will implement this objective through different principal investment strategies. Among other things, the TCW New America Fund currently invests, under normal circumstances, at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of U.S. companies, whereas the TCW Compounders ETF does not have a corresponding 80% policy. The TCW Compounders ETF seeks to invest in companies the Adviser believes will benefit from transformation as a result of technological innovations, market dynamics, and/or changes in client preferences, where target companies are generally chosen from US- and non-US-listed equity securities.

In addition, the TCW Compounders ETF, unlike TCW New America Fund, is non-diversified, which means that it will generally invest a greater proportion of its assets in the securities of one or more issuers and may invest overall in a smaller number of issuers than a diversified fund. As a result, the TCW Compounders ETF may be more sensitive to any single economic, political or regulatory event than a diversified fund because a higher percentage of the Acquiring Fund’s assets may be invested in the securities of a limited number of issuers.

Each Acquiring Fund, unlike each corresponding Target Fund, may, as a principal investment strategy, lend securities representing up to one-third of the value of its total assets (including the value of any collateral received).

The Adviser is the investment adviser to each of the Target Funds and corresponding Acquiring Funds. The same individuals responsible for the day-to-day portfolio management of each Target Fund will be responsible for the day-to-day portfolio management of the corresponding Acquiring Fund.

Are there any differences in risks between the Target Funds and the Acquiring Funds?

The risks associated with owning shares of each Acquiring Fund are similar to the risks associated with owning shares of the corresponding Target Fund. However, there are certain differences in these risks, including the risks associated with each Acquiring Fund’s organization as an ETF and risks associated with differences in the investment strategies and diversification status of each Acquiring Fund as compared to the corresponding Target Fund.

Will the total expenses of the Acquiring Funds be lower than the total expenses of the Target Funds?

Yes. The Acquiring Funds each employ a unitary fee structure pursuant to which the Adviser bears substantially all operating expenses of the Acquiring Funds, subject to certain exceptions. Following the Reorganizations, the total annual fund operating expenses of each Acquiring Fund are expected to be lower than those of each share class of the corresponding Target Fund, notwithstanding that the contractual management fee rate for each Acquiring Fund is higher than the contractual advisory fee rate of the corresponding Target Fund (because the Acquiring Funds’ unitary management fee includes substantially all operating expenses of the Acquiring Funds, while the Target Funds’ contractual advisory fees do not).

Who will pay the costs in connection with the Reorganizations?

The Adviser will bear all of the expenses relating to each Reorganization, except that (i) each Target Fund will bear the expenses of legal counsel to the Target Fund and legal counsel to the directors of the Target Funds who are not “interested persons” of the Target Funds as defined in the 1940 Act, and (ii) each Target Fund will bear any transaction costs incurred by a Target Fund related to the disposition and acquisition of assets as part of a Reorganization. The Adviser will bear the costs of each Reorganization whether or not the Reorganization is consummated.

What are the federal income tax consequences of the Reorganizations?

Each Reorganization is expected to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and generally is not expected to result in recognition of gain or loss by the Target Funds or their shareholders. However, immediately prior to the Reorganizations, most shareholders will receive cash compensation for fractional shares of the applicable Target Fund that they hold. Such shareholders will generally be required to recognize gain or loss upon the receipt of cash for their fractional shares.

As a condition of the closing of the Reorganizations and assuming the parties comply with the terms of the Plan, the Corporation and the ETF Trust will receive an opinion of counsel regarding the federal income tax consequences of the Reorganizations. Shareholders should consult their tax advisers about state and local tax consequences of the Reorganizations, if any.

What is the anticipated timing of the Reorganizations?

A special meeting of the shareholders of each Target Fund is scheduled to occur in late March 2024. If the necessary approvals are obtained and all other closing conditions of the Reorganizations under the Plan are satisfied or waived, the Reorganizations are currently expected to be completed in late March 2024.

Is the approval or closing of a Reorganization conditioned on the approval or closing of the other Reorganization?

No. Shareholders of each Target Fund will vote separately on the proposed Reorganization of their respective Target Fund, and a Reorganization will be effected as to a particular Target Fund only if that Target Fund’s shareholders approve the Reorganization and certain closing conditions are satisfied or waived. The consummation of each Reorganization is not contingent upon approval of the other Reorganization.

What happens if a Reorganization is not approved?

A Reorganization will not be consummated unless it is approved by shareholders of the applicable Target Fund. If a Reorganization is not approved by a Target Fund’s shareholders or does not close for any reason, such shareholders will remain shareholders of the applicable Target Fund, and such Target Fund will continue to operate. The Target Fund Board then will consider such other actions as it deems necessary or appropriate for such Target Fund, which may include liquidating such Target Fund.

What do I need to do to prepare for the Reorganizations?

It is important for you to determine whether you hold your shares of a Target Fund in the type of account that can accommodate the ETF shares that will be received in the applicable Reorganization. If you hold your shares of a Target Fund in an account directly with such Target Fund at the Target Fund’s transfer agent or in a brokerage account with a financial intermediary that only allows you to hold mutual fund shares, you will need to set up a brokerage account that allows investment in ETF shares if the applicable Reorganization is approved and you wish to transact in shares of the Acquiring Fund.

■	Transferring Target Fund Shares to an Already Existing Brokerage Account. Transferring your shares from a Target Fund’s transfer agent to a brokerage account should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to the broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the applicable Target Fund into your brokerage account. Also inform your broker that such an account will need to be set up to accept ETF shares. If you do not have a brokerage account or a relationship with a brokerage firm, you will need to open an account if the applicable Reorganization is approved and you wish to transact in shares of the Acquiring Fund.

You should provide your broker with a copy of the quarterly statement from the applicable Target Fund. The broker will require your account number with the Target Fund, which can be found on your statement. The broker will help you complete a form to initiate the transfer. Once you sign that form, the broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account.

■	Transferring Target Fund Shares from a Non-Accommodating Brokerage Account to a Brokerage Account that Accepts ETF Shares. The broker where you hold Target Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker right away to make the necessary changes to your account.

You can contact your financial advisor or other financial intermediary for further information. You also may contact the Adviser at (213) 244-0000.

What will happen if I don’t have a brokerage account that can accept ETF shares at the time of the Reorganizations?

If your shares are held in an account that cannot accept ETF shares at the time of the applicable Reorganization, the Acquiring Fund Shares received by you in such Reorganization will be held by a stock transfer agent until a brokerage account is identified into which the shares can be transferred. As planned, if the Acquiring Fund Shares are not transferred into a brokerage account within a year of the date of the applicable Reorganization, the Acquiring Fund Shares will be converted to cash and the cash proceeds will be sent to the accountholder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Fund Shares to cash may be subject to fees and expenses and will be a taxable event for shareholders who hold their shares in a taxable account.

Are there other circumstances where a Target Fund shareholder will not be able to hold ETF shares?

Omnibus retirement plan recordkeepers may not be able to include ETF shares on their platforms, and in such a case a retirement plan investor may be required by its retirement plan recordkeeper to redeem a Target Fund’s shares prior to a Reorganization.

What if a Reorganization is approved by shareholders and I don’t want to hold ETF shares?

If a Reorganization is approved and you do not want to receive ETF shares in connection with such Reorganization, you may redeem your shares of the applicable Target Fund or you may exchange those shares for shares of another eligible mutual fund managed by the Adviser prior to the Reorganization. If a Target Fund shareholder redeems his or her shares and such shares are held in a taxable account, the shareholder will recognize a taxable gain or loss based on the difference between the redeeming shareholder’s tax basis in the shares and the amount that the redeeming shareholder receives for them. Shareholders of the Target Funds may exchange their Target Fund shares for shares of the same class of any other Adviser fund generally without paying any additional sales charges, provided that the fund shares to be acquired in the exchange are available to new investors in such other fund and the shareholder is eligible to invest in such shares. Such an exchange of shares for shares in another fund will generally result in the recognition of taxable gain or loss for shareholders holding shares in a taxable account. As ETFs, the Acquiring Funds do not provide for the exchange of shares.

Whom do I contact for further information?

If you have questions, please call EQ Fund Solutions at (800) 901-0068. You can also find information online at https://etf.tcw.com/.

* * * * *

In connection with the Reorganizations discussed herein, a combined Prospectus/Proxy Statement included in a registration statement on Form N-14 has been filed with the Securities and Exchange Commission (the “SEC”). The registration statement may be amended or withdrawn and the combined Prospectus/Proxy Statement will not be distributed to Target Fund shareholders until the registration statement is effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganizations. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.